THE MARCUS CORPORATION
100 East Wisconsin Avenue, Suite 1900
Milwaukee, Wisconsin 53202

September 14, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Julia Griffith

Re:	The Marcus Corporation

Registration Statement on Form S-3 (Registration No. 333-227217)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, The Marcus Corporation, hereby requests that the above-referenced Registration Statement be declared effective at 11:00 a.m., Eastern Time, on September 18, 2018, or as soon as practicable thereafter.

Very truly yours,

THE MARCUS CORPORATION

By:	/s/ Douglas A. Neis
Douglas A. Neis
Chief Financial Officer and Treasurer